Contact

www.linkedin.com/in/carrie-e-carbone-17442a4 (LinkedIn)
www.thinkfinance.com (Company)

Top Skills

Banking Law
Corporate Law
Consumer Lending

Carrie E. Carbone

General Counsel and Chief Compliance Officer for Swell Financial, Inc.
Bluffton, South Carolina, United States

Summary

Carrie E. Carbone is an experienced attorney with a broad-based corporate background and a clientele that primarily includes non-bank financial services companies, financial institutions, and closely-held corporations. Ms. Carbone combines business acumen, pragmatism and a deep understanding of the law with the desire to work on a team that is focused on succeeding while doing things the right way.

Experience

Swell
General Counsel and Chief Compliance Officer
January 2022 - Present (1 year 2 months)
Boulder, Colorado and Bluffton, South Carolina

Let's Make Bank Together!

As a senior executive team member, Carrie collaborates with other executives and the Swell Board of Directors in establishing and executing corporate and product strategies and objectives. As the head of the Compliance and Legal functions for Swell, she manages the day-to-day operations of the company's legal, compliance and human resources functions, including, specifically, designing and implementing the company's compliance management program, supporting the development and execution of the Swell Program (including the Swell Cash and Swell Credit products), overseeing the vendor management process, and contributing to the company's overall enterprise risk management function, among other legal, compliance, and business activities.

TMX Finance Family of Companies
7 years 2 months

Chief Compliance and Corporate Counsel
November 2021 - January 2022 (3 months)
Savannah, Georgia, United States

As a senior executive team member, collaborates with other executives in establishing and executing compliance, corporate, product, and government relations strategies and objectives. As the head of the recently reorganized Compliance Department, which includes the Compliance, Government Relations and Licensing/Corporate Governance teams, Carrie manages day-to-day department functions with the support of an outstanding team of compliance, GR, and licensing professionals. In addition to executive and department head responsibilities, Ms. Carbone has a particular focus on product development, broader consumer finance compliance matters (including the compliance management program), corporate activities and transactions, government affairs, the consumer finance industry regulatory landscape, and broader risk management functions.

Chief Legal Officer
January 2016 - November 2021 (5 years 11 months)
Savannah, Georgia

As a senior executive team member, collaborates with other executives in establishing and executing corporate and product strategies and objectives. As the head of the combined Legal,
Compliance, Bankruptcy and Government Relations Department, manages day-to-day department functions with the support of an outstanding team of legal, compliance, bankruptcy and GR leaders. In addition to executive and department head responsibilities, Ms. Carbone has a particular focus on product development, broader consumer finance compliance matters (including the compliance management program), corporate activities and transactions, government affairs, the consumer finance industry regulatory landscape, and broader risk management functions.

SVP of Compliance and General Counsel
June 2015 - January 2016 (8 months)
Savannah, Georgia

SVP of Compliance and Product General Counsel
December 2014 - June 2015 (7 months)
Savannah, Georgia

Think Finance
3 years 1 month

General Counsel
May 2014 - November 2014 (7 months)
Fort Worth, Texas

Carrie E. Carbone joined Think Finance in 2011 as Associate General Counsel. As General Counsel, Carrie is now responsible for corporate matters and overseeing the day-to-day operations of the company's third-party lender services operations, as well as supporting government affairs and compliance efforts.

Associate General Counsel
November 2011 - April 2014 (2 years 6 months)
Fort Worth, Texas

As Associate General Counsel for Think Finance, Ms. Carbone is responsible for overseeing the day-to-day operations of the company's consumer loan programs and third-party lender services, with a particular focus on compliance with federal and state consumer lending and consumer protection laws. She also assists in corporate matters for Think Finance and coordinates with outside counsel on corporate and other matters. Ms. Carbone is admitted to practice law in Texas, Ohio and Massachusetts.

Bracewell LLP
Senior Bank Regulatory and Financial Institutions Counsel
June 2006 - November 2011 (5 years 6 months)
Dallas, Texas

In her role as senior counsel in the firm's financial institutions practice, Carrie Carbone advises and assists financial institution clients primarily in the areas of mergers and acquisitions and bank regulatory matters. She represents clients in their dealings with regulators, examiners and agencies and works closely with institutions on negotiating and complying with formal and informal enforcement actions. In recent years, Ms. Carbone also has assisted clients in matters related to the Department of Treasury's Small Business Lending Fund (SBLF) and Capital Purchase Program (CPP) under the Troubled Asset Relief Program (TARP), including related executive compensation issues. Ms. Carbone also counsels clients on capital raising and securities-related matters, principally for privately-held companies.

Ms. Carbone's work also covers the spectrum of issues related to the day-to-day operations of financial institutions and their compliance with the complex mix of state and federal regulations that govern them. This includes general issues such as lending limits, insider loans and affiliate transactions, applications for branches and other expansions of activities. Her work also includes matters related to overdraft protection, sweep account disclosures and other consumer-related rules and regulations, as well as back-office operational matters and related contracts. Ms. Carbone has had many years of experience advising clients on consumer lending programs involving credit services organizations. She also advises and assists financial institutions and consumer finance companies in Truth-in-Lending, Fair Credit Reporting and state licensing and other consumer lending compliance matters.

Chernesky, Heyman & Kress P.L.L.
Associate
August 2003 - June 2006 (2 years 11 months)
Dayton, Ohio, United States

Craig and Macauley Professional Corporation
Associate
September 1999 - June 2002 (2 years 10 months)
Boston, Massachusetts, United States

SEI
Summer Intern
1992 - 1994 (2 years)
Wayne, Pennsylvania, United States

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Education

The Ohio State University Fisher College of Business
B.S.B.A., Marketing · (1992 - 1996)

Boston University School of Law
J.D., Law · (1996 - 1999)

The Ohio State University
B.S., Psychology · (1992 - 1996)

Bellbrook High School
 · (1988 - 1992)